Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 4 December 2025 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Bonus Deferral Awards (“BDA”) granted under the Rio Tinto 2018 Equity Incentive Plan 50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited (“shares”), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates. On 1 December 2025, the following PDMR / KMP received their vested BDA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. Security Name of PDMR / KMP Conditional Awards Granted Number of shares vested* Number of shares sold Price per share sold Number of shares retained Rio Tinto plc shares Cunningham, Peter 5,827 6,647 3,108 GBP 54.640248 3,539 Rio Tinto Limited shares Trott, Simon 4,683 5,217 2,454 AUD 132.8654 2,763 *The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules. FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.8

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com